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SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one)	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2006
     Nothing in this form shall be construed to imply that the Securities and Exchange Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION
BALLY TOTAL FITNESS HOLDING CORPORATION
Full Name of Registrant
NOT APPLICABLE
Former Name if Applicable
8700 WEST BRYN MAWR
Address of Principal Executive Office (Street and Number)
CHICAGO, ILLINOIS 60631
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     PART III — NARRATIVE
     Bally Total Fitness Holding Corporation (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2006 (“2006 Form 10-K”) by March 16, 2007 without unreasonable effort and expense because it has not yet completed the preparation of its financial statements for the year ended December 31, 2006, as discussed below. The Company at this time is unable to determine when it will file its 2006 Form 10-K.
     In determining the amount of its liability for deferred revenue, the Company estimates membership life for its members at the time that members enter into membership agreements based on historical trends of actual attrition. The Company has identified certain errors in its historical member data used to create its estimates of membership life for those members whose memberships are expected to extend beyond seven years. The Company is also evaluating the assumptions it uses in updating these attrition estimates throughout the memberships’ terms. The Company is evaluating the impact that these data errors and the assumptions relating to attrition estimates will have on its estimates of membership life and its estimate of deferred revenue on previously reported annual and interim consolidated financial statements as well as interim consolidated financial statements and interim consolidated financial information for 2006.
     In accordance with Section 404 of the Sarbanes-Oxley Act of 2002, the Company’s management is assessing the effectiveness of its internal control over financial reporting as of December 31, 2006. The portion of the assessment completed to date has led management to conclude that there were material weaknesses in the internal control over financial reporting as of December 31, 2006. After management completes its assessment, the Company will include the assessment in the 2006 Form 10-K. The assessment will discuss the material weaknesses that management has identified and the actions that have been and will be taken to remediate these material weaknesses. The Company’s independent registered public accounting firm, KPMG LLP (“KPMG”), has informed the Company’s Audit Committee that its report on the Company’s internal control over financial reporting is expected to include an adverse opinion indicating that its controls were not effective as of December 31, 2006.
     The work associated with the foregoing matters has delayed the Company’s completion of the financial and other information to be included in the 2006 Form 10-K. The Company is completing preparation of its financial statements for the year ended December 31, 2006, including an evaluation of the impact of the errors described herein on financial statements for prior periods. In addition, the Company is working to provide KPMG the information necessary to complete the audit of the Company’s consolidated financial statements and internal control over financial reporting. KPMG has informed the Company’s Audit Committee that, in the absence of further information in support of the Company’s ability to meet its obligations as they become due, comply with certain debt covenants and timely file its financial statements, its auditors’ report on the Company’s consolidated financial statements will include an explanatory paragraph indicating that substantial doubt exists as to the Company’s ability to continue as a going concern.

     Forward-Looking Statements
     Forward-looking statements in this notification and the attached explanation, including, without limitation, statements relating to (i) the Company’s plans, strategies, objectives, expectations, intentions, and adequacy of resources, (ii) the Company’s expectation that its strategies will enable it to create economic value, (iii) the determination by management of the Company’s deferred revenue liability at December 31, 2006 and whether or not restatement of prior periods is required, (iv) the completion by the Company’s independent auditor of the audit of the Company’s financial statements, (v) the potential effect of any adjustments identified during the audit process and (vi) the anticipated future performance of the Company’s business are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934.
     Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on beliefs and assumptions by the Company’s management, and on information currently available to management. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. In addition, these forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
     A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, among others:
•	the ability to satisfy debt and debt-related obligations as interest becomes payable or principal becomes due, including the substantial interest payable on the Company’s 9-7/8% Senior Subordinated Notes due 2007 (the “Senior Subordinated Notes”) on April 16, 2007 and the Company’s 10-1/2% Senior Notes due 2011 (the “Senior Notes” and, together with the Senior Subordinated Notes, the “Notes”) on July 15, 2007; the $300 million aggregate principal amount payable at maturity of the Senior Subordinated Notes on October 15, 2007; and the approximately $282 million in obligations under the Company’s Amended and Restated Credit Agreement (the “New Facility”) on October 1, 2007, which will terminate if the Senior Subordinated Notes are not refinanced or restructured by that date;
•	a determination by the Company not to make interest payments due in 2007 in respect of either or both classes of the Notes;

•	the ability to maintain existing or obtain new sources of debt or equity financing, on acceptable terms or at all, to satisfy the Company’s cash needs and obligations, and the outcome of the Company’s exploration of restructuring and refinancing alternatives;

•	the response of creditors, customers and suppliers, including financial intermediaries such as credit card payment processors, to the filing of this notification and the matters discussed therein, particularly as those matters relate to liquidity, the uncertain timing of the filing by the Company of its 2006 Form 10-K and the presence of an explanatory paragraph in the audit report on the Company’s consolidated financial statements indicating that substantial doubt exists as to the Company’s ability to continue as a going concern and other actions the Company may take to restructure or reorganize its obligations, including a reorganization of its operations under Chapter 11 of the U.S. Bankruptcy Code (“Chapter 11”);

•	the ability to comply with, or obtain waivers under, the Company’s loan agreements and indentures;

•	the effect of material weaknesses in internal control over financial reporting on the Company’s ability to prepare financial statements and file timely reports with the Securities and Exchange Commission (the “SEC”);

•	the success of operating initiatives, advertising and promotional efforts to attract and retain members;

•	competition, including the ongoing effect of increased competition from well-financed competitors and the Company’s limited ability to invest in capital improvements due to its constrained liquidity and overall financial condition;

•	the acceptance of the Company’s product and service offerings;

•	changes in business strategy or plans;

•	the refusal of the Company’s suppliers to provide key products and services, or any requirement by suppliers that the Company change the terms and conditions associated with these products and services;

•	the outcome of SEC and Department of Justice investigations;

•	the existence of adverse publicity or litigation (including stockholder litigation and insurance rescission actions), the outcome thereof and the costs and expenses associated therewith;

•	the changes in, or the failure to comply with, government regulations;

•	the ability to attract, retain and motivate highly skilled employees, including a permanent Chief Executive Officer;

•	the business abilities and judgment of personnel;

•	general economic and business conditions; and

•	other factors described in this notification, including the risk factors identified in the periodic reports that the Company has previously filed with the SEC.

     PART IV — OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification.

MARC D. BASSEWITZ, SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL	773	399-7606

(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☑     No ☐
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑     No ☐
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     Please see attached explanation.
     BALLY TOTAL FITNESS HOLDING CORPORATION has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 15, 2007	By:	/s/ Marc D. Bassewitz
Marc D. Bassewitz
Senior Vice President, Secretary and General Counsel

Explanation Referred to in Part IV, Item (3) of Form 12b-25

Introduction
     As discussed in this notification, the Company will be unable to file the 2006 Form 10-K by March 16, 2007. As a consequence, it will be in default under its reporting obligations under the indenture governing its Senior Subordinated Notes (the "Senior Subordinated Notes Indenture") and the indenture governing its Senior Notes (the "Senior Notes Indenture" and, together with the Senior Subordinated Notes Indenture, the "Indentures") at March 16, 2007. A default will also occur under the New Facility if the Company cannot deliver audited financial statements to the lenders thereunder by April 2, 2007 or deliver the 2006 Form 10-K to the trustee under the applicable indenture within 28 days after such trustee delivers a notice of default to the Company for failure to file the 2006 Form 10-K when due. The Company at this time is unable to determine when it will file its 2006 Form 10-K.
     In addition, on April 16, 2007, the Company is required to make an interest payment of $14.8 million on its Senior Subordinated Notes. On February 14, 2007, the Company drew $20.5 million of the revolving credit line (the “Revolver”) under the New Facility, the full amount available at that date, and on March 12, 2007, the Company drew $19.0 million under the delayed draw term loan (the “Delayed Draw Term Loan”) under the New Facility. As of March 14, 2007, the Company’s liquidity was approximately $45 million, including approximately $1.1 million available pursuant to the Delayed Draw Term Loan, subject to the absence of any default or event of default under the New Facility. As discussed below, if the Company determines not to make the April 2007 interest payment on the Senior Subordinated Notes or the July 2007 interest payment on the Senior Notes, it would be in default under the applicable indenture and, as a result of cross-default provisions, under the other indenture and the New Facility. The Company could determine not to make interest payments under one or both classes of Notes when due.
     Subject to certain notice provisions described in this notification, events of default resulting from the Company’s failure to (i) file and deliver the 2006 Form 10-K within the required period under the Indentures, (ii) deliver audited financial statements to the lenders under the New Facility by April 2, 2007 or deliver the 2006 Form 10-K to the trustees under each Indenture within the required period after receiving a notice of default from such trustee or (iii) make the interest payment under its Senior Subordinated Notes on April 16, 2007, could permit the trustee under the applicable Indenture (or the requisite holders of Notes) and the lenders under the New Facility to declare the respective obligations immediately due and payable and to exercise any other available rights and remedies. See “Outstanding Indebtedness.”
     If any of these scenarios were to develop adversely for the Company, there is a substantial possibility that the Company would seek or could be forced to reorganize its operations under Chapter 11. Such a reorganization could cause the Company’s common stock to be delisted from the New York Stock Exchange (the “NYSE”), substantially curtail the trading market for the Company’s common stock, materially impair or eliminate the value of the Company’s common stock and result in certain additional adverse effects on the Company’s financial condition and results of operations, as described in this notification.

     Significant Changes in Results of Operations
     The Company is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations expected to be reported for the year ended December 31, 2006 will reflect significant changes from its results of operations for the year ended December 31, 2005 (as restated for both periods to reflect the operating results of Crunch Fitness as a discontinued operation). The results of operations that the Company will include in the 2006 Form 10-K are still being finalized by management and audited by KPMG, and are subject to the issues discussed in Part III of this notification. Except as described in this notification, the Company believes it is premature to provide an estimate of those results at this time.
     Cash collections of membership revenues in 2006 are expected to be approximately 3%, or more than $25 million, lower than cash collections in 2005. This downward trend in cash collections of membership revenue has continued in the first eleven weeks of 2007 and is expected to continue for at least the remainder of 2007. These unfavorable comparisons and trends reflect shortfalls in new member additions. More importantly, the comparisons and trends also reflect the continuing effects on cash collections associated with the Company’s 2005 transition to its Build Your Own Membership (“BYOM”) model, related changes in the Company’s sales approach and club operating model and competition in the Company’s key markets (see “The Company’s Business—Business,” below). While the changes implemented to the BYOM model since the third quarter of 2006 have led to some improvement in certain key operating parameters, this progress has not been sufficient to offset the impact of lower cash collections from BYOM members added in 2005 and early 2006.
     The Company currently expects higher expenses in 2006 when compared to 2005, attributable primarily to:
1.	Reduction in Carrying Value of Long-Lived Assets — The Company expects to record an adjustment (impairment charge) of approximately $35 to $37 million to reduce the carrying values of certain of its long-lived assets, primarily leasehold improvements to certain of the Company’s fitness clubs, to the lower of their respective carrying or fair values. This adjustment reflects the Company’s current estimate of the future cash flows associated with the utilization of these assets, including relevant data such as recent, lower estimates of operating cash contribution, increasing cost of capital, and updated projections regarding the deployment of capital into the business in the form of future capital expenditures, reflecting the Company’s fitness club footprint analysis. The Company has not reached a final conclusion as to the amount of the impairment described above and there can be no assurance that the final impairment charge will not differ from this estimate by a material amount. Accordingly, the above information on impairment of assets is preliminary until the Company’s financial statements for the year ended December 31, 2006 are finalized.

2.	Increase in Interest Expense — The Company’s interest expense increased approximately 20% (or approximately $16 million) in 2006 compared to 2005, due primarily to the amortization of deferred financing costs incurred in 2005 and 2006 in connection with the solicitation of consents under the Indentures. An increase in variable interest rates, applied to approximately $400 million of average outstanding variable rate debt (including the effect of fixed-to-floating interest rate swaps), also contributed to the increased expense.
     Presented below is a discussion of the Company’s business and certain accounting and other matters that may significantly impact the results of operations that the Company ultimately reports as of and for the year ended December 31, 2006.
     The Company’s Business
     Business
     The Company is among the largest full-service commercial operators of fitness centers in North America in terms of members, revenues and square footage of its facilities. Bally became a public company in 1996 and has raised capital used to acquire new clubs, remodel existing clubs and purchase additional or replacement equipment. Between 1997 and 2002, the Company focused on growth through the acquisition and internal development of new clubs. During that period, the Company bought or opened 152 new fitness centers. Since 2002, the Company has acquired or opened 23 clubs and sold or closed 58 clubs, including 44 clubs in 2006 (eight of which were the subject of three sale/leaseback transactions in the fourth quarter of 2006 and continue to be operated by the Company).
     Beginning in 2003, the Company changed its focus and business plan, scaling back club expansion plans and focusing on improving operating margins and cash flows from existing fitness centers. The first phase of that business plan focused on operating efficiencies, enrolling more new members by expanding membership offerings to include month-to-month memberships and improving the retention of new members during their critical first 30 days of membership, as well as increasing the training for employees consistent with the changes in the Company’s focus and business plans. The second phase of the business plan centered around implementation of the Company’s new club operating model, which calls for each fitness center to be run by a general manager accountable for the profitability of his or her fitness center and for cross-training employees to serve in a variety of positions in fitness centers to achieve optimal staffing profiles. These changes to the Company’s business model, when combined with competitive conditions in key markets where well financed competitors have expanded their operations, have adversely affected the Company’s operating results and cash collections. The third phase of the business plan, currently being pursued, is focused on addressing the Company’s capital structure in order to reduce leverage and debt service requirements and improve liquidity, which would allow the Company to invest more of its operating cash flow in fitness equipment and improvements to fitness centers. The Company has begun divesting non-core assets by means that included, but are not limited to, the sale of fitness centers. In connection with this strategy, in January 2006, the Company completed the sale of Crunch Fitness and four other high-end fitness centers in San Francisco, including the Gorilla Sports brand. In the fourth quarter of 2006, the Company entered into three sale/leaseback transactions involving eight fitness centers.

     Certain Accounting and Other Matters
     Liquidity
     The Company has reported operating losses from continuing operations for the years 2001 through 2005. The Company expects to continue to be affected by increased competition from well-financed competitors and its own limited ability to invest in capital improvements, including new fitness equipment, due to its constrained liquidity and overall financial condition.
     The Company requires substantial cash flows to fund capital spending and working capital requirements. Although the Company’s liquidity (cash, the unused portions of the Delayed Draw Term Loan and the Revolver) increased by $21 million, from $69 million to $90 million, during 2006, the increased liquidity at December 31, 2006 was primarily due to the $29.1 million unused Delayed Draw Term Loan, which was available at that date to fund capital expenditures and certain improvements. Excluding the effect of the Delayed Draw Term Loan, the Company’s liquidity declined $13.3 million in 2006, despite the net proceeds resulting from the sale of certain clubs and the sale/leaseback transactions in 2006, all of which contributed net proceeds of approximately $67 million to the Company. Furthermore, the Company drew $20.5 million under the Revolver on February 14, 2007 and $19.0 million under the Delayed Draw Term Loan on March 12, 2007, a portion of which funds will be used to finance an equipment purchase of approximately $15.0 million. As of March 14, 2007, less than $1 million remains available for borrowing under the Revolver, and approximately $1.1 million remains available for draw under the Delayed Draw Term Loan, subject to the absence of default or any event of default under the New Facility.
     The Company maintains a substantial amount of debt, the terms of which require significant interest payments each year. In 2007, the Company has substantial interest payments due on its Senior Subordinated Notes in April and October and on the Senior Notes in July, and is considering whether or not to make such payments in light of its current financial position Moreover, additional access to the liquidity that might subsequently become available under the New Facility may be limited if future decreased revenues or increased expenses limit the Company’s ability to comply with the financial covenants under the New Facility, which the Company is required to meet monthly, as described under “Other Indebtedness”, below. In turn, any such events could negatively impact the Company, including the Company’s relations with members, vendors, and suppliers with whom the Company conducts or may seek to conduct business. At March 14, 2007, the Company’s liquidity was approximately $45 million, including approximately $1.1 million available under the Delayed Draw Term Loan. Liquidity at March 14, 2007 reflects the January interest payment of $12.3 million on the Company’s Senior Notes as well as the draws on the Revolver and Delayed Draw Term Loan described above.
     The Company’s cash flows and liquidity may also be negatively affected by various items, including declines in membership revenues, which result in reduced levels of cash collections; changes in terms or other requirements by vendors, including the Company’s credit card payment processor; regulatory fines; penalties, settlements or adverse results in securities or other litigations; future consent payments to lenders or noteholders, if required; and unexpected capital requirements. The Company may be required to provide additional letters of credit, or cash deposits to support vendors, credit card payment processing, and insurance programs, which would reduce available liquidity. Although management believes that the Company has adequate liquidity to pay its ordinary course trade and employee obligations, there can be no assurances that it will have sufficient liquidity to meet its debt or other obligations as and when they become due in the presence of the unfavorable scenarios described in this notification or it could determine not to make interest payments due in 2007 on the Notes. If revenue decreases compared to 2006 get larger, expenses increase or a default occurs under the New Facility (whether directly or as a result of a cross-default to other indebtedness) and the Company does not have or cannot obtain sufficient liquidity to address any such scenario, the Company would be unable to continue operating its business. Furthermore, pursuant to the New Facility, the Company’s depository accounts are subject to control agreements that give the lenders the right to dominion over the Company’s cash on deposit in control accounts if an event of default under the New Facility occurs and is continuing.
     Assets
     The value of the Company’s consolidated assets of as of December 31, 2006 is expected to be substantially less than the amount of its consolidated assets as of December 31, 2005, reflecting in part the sales of Crunch Fitness and four other high-end fitness centers in San Francisco and the sale/leaseback transactions in the fourth quarter of 2006, as well as the impairment charge discussed above. The sale of the Crunch Fitness business in January 2006 resulted in a decrease of $40 million in assets held for sale, and $32 million of the proceeds of the sale of such assets were used to make a mandatory repayment under the Company’s former senior credit agreement. In addition, because of the Company’s liquidity position, history of losses from continuing operations and high levels of debt, its access to capital has been limited, constraining capital expenditures on its clubs and contributing to the decrease in assets.
     Outstanding Indebtedness
     As of March 15, 2007, the Company has $235 million of outstanding Senior Notes; $300 million of outstanding Senior Subordinated Notes; and $282.2 million in obligations outstanding under the New Facility, including $205.9 million under the term loan portion of the New Facility, $43.3 million under the Revolver (including $18.8 million in letter of credit utilization), and $33 million under the Delayed Draw Term Loan.
     The Senior Subordinated Notes mature on October 15, 2007. The New Facility will terminate on October 1, 2007 in the event that the Senior Subordinated Notes have not been refinanced on or before October 1, 2007. Further, the Company has substantial interest payments due on the Senior Subordinated Notes in April 2007 and on the Senior Notes in July 2007.
     In order to effect a refinancing of the Senior Subordinated Notes, the Company will need to raise additional funds through public or private equity or debt financings. The Company will not have sufficient liquidity in the event it is unable to refinance or restructure the Senior Subordinated Notes and the New Facility terminates on October 1, 2007 as a result. If this occurs, the Company will not have access to cash through the Revolver and the Delayed Draw Term Loan, and amounts outstanding under the New Facility will become immediately due and payable. If the lenders do not extend the maturity of the New Facility or the Company is unable to obtain additional liquidity, the Company will not have sufficient liquidity to operate its business and will be unable to satisfy the obligations under the New Facility when due. If such events were to occur, the trustee under the applicable Indenture or the requisite holders of Notes could accelerate the related obligations and exercise any other available rights and remedies, and the Company would be unable to satisfy those obligations. In addition, the Company could determine not to make interest payments under one or both classes of Notes when due, and the resulting default would trigger cross-defaults under the other class of Notes as well as under the New Facility. If such a default were to occur, the lenders under the New Facility and the trustee under the applicable Indenture or the requisite holders of Notes could accelerate the related obligations and exercise any other available rights and remedies, and the Company could be unable to satisfy those obligations. As described above, other events, such as reduced levels of cash collections, changes in vendor terms, penalties, or unexpected capital requirements, could also affect the Company’s ability to meet its obligations and continue operating its business.
     The New Facility also requires the Company to meet certain minimum cash EBITDA and minimum liquidity tests on a monthly basis, as such tests are defined in the New Facility. If the Company is unable to comply with these covenants, a default would occur under the New Facility, which, if the indebtedness thereunder is accelerated, could also result in a cross-default under the Indentures. Upon a default under the New Facility, the Company would not have access to the Revolver and the Delayed Draw Term Loan, and the lenders would be entitled to exercise any available rights and remedies, including their right to exercise dominion over the Company’s cash on deposit in control accounts.
     In addition, the New Facility and the Indentures contain covenants that include, among other things, timely financial reporting requirements and restrictions on incurring, making or entering into additional indebtedness, liens, certain types of payments (including common stock dividends and redemptions and payments on existing indebtedness), capital expenditures, investments, and sale and leaseback transactions. The Company failed to comply with its reporting covenants during 2004, 2005, and the first two quarters of 2006. However, it obtained waivers of the reporting covenants for those periods and filed the required reports within the agreed extended period. Pursuant to the New Facility, the cross-default period is 28 days from any financial reporting default notices received under the Indentures. There can be no assurances that it will be able to comply with the reporting covenants under the New Facility and the Indentures. If the Company is unable to file its periodic reports on a timely basis and cannot obtain additional consents from its noteholders and lenders and such a cross-default or an event of default occurs under the Indentures, the lenders under the New Facility, the trustee under the applicable Indenture or the requisite holders of Notes could accelerate the related obligations and exercise any other available rights and remedies. In such an event, the Company could be unable or determine not to satisfy those obligations.
     As the Company will be unable to file the 2006 Form 10-K by March 16, 2007, it will be in default under the reporting obligations under the Indentures at March 16, 2007. As a result, either the trustee under the Indentures or the holders of at least 25% of the outstanding principal amount of each of the Senior Notes or Senior Subordinated Notes may provide a notice of default to the Company. If the Company fails to file its 2006 Form 10-K within 30 days after the date of such notice, the principal and interest outstanding under the Notes could be accelerated immediately and any of the applicable trustee or the requisite holders of Notes could exercise any other available rights and remedies. As described above, a cross-default under the New Facility will occur 28 days after any such notice of default is given under the Indentures, absent a waiver. In addition, a default will occur if the Company cannot deliver audited financial statements to the lenders under the New Facility by April 2, 2007. The existence of a default under the New Facility or the Indentures will permit the lenders under the New Facility or the trustee under the Senior Notes Indenture to prevent the Company from making the next scheduled interest payment on the Senior Subordinated Notes, which is due in April 2007, the possible consequences of which are described above.
     Restructuring of Existing Obligations
     In light of the Company’s current financial condition and pending debt requirements, it is essential that the Company restructure or otherwise address its obligations under the Senior Subordinated Notes in advance of their maturity. A restructuring that would satisfy the Company’s objectives would require a substantial increase in the Company’s equity capital and a substantial decrease in the outstanding principal amount of the Senior Subordinated Notes. The Company may seek to achieve such a restructuring by securing an infusion of cash, negotiating a consensual exchange of the Senior Subordinated Notes for shares of the Company’s common stock, or a combination of the foregoing, among other means. Any such consensual restructuring would be likely to result in the issuance of a substantial number of shares of common stock of the Company or securities convertible into or exchangeable for common stock of the Company. The issuance of equity for cash or in exchange for indebtedness could be at actual or implied prices that could substantially dilute the Company’s existing common stockholders and adversely affect the value of the Company’s common stock. In addition, the issuance of a large number of common stock to an individual investor or group of investors acting in concert could lead to a change in the Company’s management and Board of Directors and a “change of control” under certain of the Company’s agreements, including the Indentures and the New Facility. The Company anticipates engaging in discussions with certain of its noteholders for the purpose of restructuring its obligations under the Notes and expects to enter or has entered into confidentiality agreements with such noteholders in order to provide information necessary to enable such discussions. The Company does not intend to make any further public comment regarding these discussions unless the parties enter into a definitive agreement. There can be no assurance that these discussions will result in any agreement favorable to the Company.
     Other Impact on the Company
     The Company expects the persisting increase in competition from well-financed competitors to continue to have an adverse effect on its business, liquidity, financial condition and results of operations. In addition, the constraints on the Company’s liquidity have limited its ability to invest its operating cash flow in improvements to its fitness centers and address the aging of its facilities, which may affect the Company’s ability to compete. Public perception of the Company’s declining liquidity, financial condition and results of operations, in particular with regard to the Company’s potential failure to meet its debt obligations, may result in additional decreases in cash membership revenues (particularly those associated with longer term membership contracts) and increases in member attrition. In addition, if liquidity problems persist, the Company’s suppliers could refuse to provide key products and services in the future. Continuing liquidity concerns could also negatively affect the Company’s relationship with its employees by decreasing productivity and increasing turnover. If any of the scenarios described in this notification develops adversely for the Company, there is a substantial possibility that the Company would seek to or could be forced to reorganize its operations under Chapter 11. Such a reorganization could cause the Company’s common stock to be delisted from the NYSE, substantially curtail the trading market for the Company’s common stock, materially impair or eliminate the value of the Company’s common stock and result in certain additional adverse effects on the Company’s financial condition and results of operations, as described in this notification.
     NYSE Continued Listing Standards and Trading Halt Rules
     Continued listing of the Company’s common shares on the NYSE requires that the Company file periodic reports with the SEC on time. The NYSE may initiate suspension and delisting proceedings when a listed company such as Bally fails to file an annual report on Form 10-K in a timely manner. The NYSE generally will begin suspension and delisting procedures if a company has not filed its Form 10-K by the end of the twelve-month period following the due date for the report. In determining whether to allow trading in a company’s securities to continue, the NYSE will consider, among other things, a company’s financial health and compliance with the NYSE’s qualitative and quantitative listing standards, as well as whether there is a reasonable expectation that the company will be able to resume timely filings in the future.
     Continued listing of the Company’s common stock on the NYSE is also conditioned upon the Company’s ability to maintain an average market capitalization in consecutive 30 trading-day periods of at least $75 million. The Company’s market capitalization has historically been volatile due to fluctuations in the price of its common stock. Any sustained downward trend in the price of the Company’s common stock could cause the Company’s 30-day average market capitalization to fall below $75 million, in which case the NYSE could initiate delisting proceedings. As part of such proceedings, the NYSE would consider any plan by the Company to regain compliance with continued listing standards within a maximum of 18 months.
     If the Company were to seek to reorganize its operations under Chapter 11, the NYSE could, in its discretion, initiate delisting proceedings. The NYSE could alternatively elect to continue listing the Company’s common stock if it were to conclude that the Company is in sound financial health despite having filed for Chapter 11 protection. However, if the Company becomes subject to Chapter 11 proceedings, and the Company’s average market capitalization falls below $75 million, the Company’s common stock would be subject to immediate suspension and delisting by the NYSE.
     In addition, under an NYSE rule that became effective on March 5, 2007, the NYSE will automatically halt trading in the Company’s common stock if a trade is reported at a price of $1.05 or less, or if the common stock would open on the NYSE at a price of $1.05 or less. Once so halted, trading cannot be resumed on the NYSE until the Company’s common stock has traded on another market for at least one entire trading day at a price at or above $1.10. While the Company’s common stock could trade on another market (such as NYSE Arca) pursuant to unlisted trading privileges, there can be no assurances with respect to the ability to trade or the prices of the Company’s common stock on such markets.
     In the event that the Company’s common stock is delisted, or trading therein is halted as described above, the trading market for its common stock would be substantially curtailed, and the ability of its stockholders to buy and sell common stock would be materially impaired. In addition, a delisting or halt in trading of the Company’s common stock could adversely affect the Company’s ability to enter into future equity financing transactions or use its common stock in a consensual restructuring of the Senior Subordinated Notes.
     Net Operating Loss Deductions
     Under federal income tax law, a corporation is generally permitted to deduct from taxable income in any year net operating losses carried forward from prior years. On September 28, 2005, the Company underwent an “ownership change” (a “Section 382 Ownership Change”) for purposes of Section 382 of the Internal Revenue Code of 1986, as amended (“Section 382”).

As a result of a Section 382 Ownership Change in 2005, the use of the Company’s federal tax loss carryforwards from periods preceding the 2005 Section 382 Ownership Change is subject to a significant annual limitation under Section 382. The Company has net operating loss carryforwards of approximately $784 million as of December 31, 2006, approximately $128 million of which are not currently subject to any annual limitation under Section 382. The Company’s ability to deduct net operating loss carryforwards could be subject to further limitation if it were to undergo an additional Section 382 Ownership Change. There can be no assurances that future restructuring actions by the Company (including through a reorganization under Chapter 11) or actions by third parties, including dispositions of existing shareholdings, will not trigger a Section 382 Ownership Change resulting in a significant limitation on the Company’s ability to deduct net operating loss carryforwards in the future.
     In connection with existing confidentiality agreements between the Company and each of Liberation Investment Group, LLC and Pardus European Special Opportunities Master Fund LP, the Company has provided each such shareholder with certain certifications, which the Company expects will enable trading in the Company’s securities by such shareholders as of the close of business on March 15, 2007. Any significant trading activity in the Company’s common stock by these shareholders could trigger a Section 382 Ownership Change.
     Retention of Jefferies & Company, Inc.
     The Company has engaged Jefferies & Company, Inc. as its financial advisor effective as of February 24, 2007.

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